ENEXI HOLDINGS, INC.


                               39012 Carriage Way
                           Palmdale, California 93551

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about April 24, 2002, by eNexi Holdings, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.0001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of two new members to the Company's Board of Directors.

         On April 12, 2002, the Company entered into an Agreement and Plan of Merger with Caiban Holdings, a Delaware corporation wholly-owned by the Company ("Subsidiary"), Caiban Enterprises, Inc., a California corporation ("Caiban"), Shannon T. Squyres ("Squyres"), Steven D. Hargreaves ("Hargreaves"), Michael Kwok ("Kwok"), and Harold Radie ("Radie") (Squyres, Hargreaves, Kwok and Rudie collectively referred to as the "Caiban Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on April 23, 2002, Subsidiary acquired all of the issued and outstanding shares of capital stock of Caiban from the Caiban Stockholders in exchange for an aggregate of 39,176,000 newly issued shares of the Company's common stock (the "Acquisition"). Concurrently with the Acquisition, Caiban was merged with and into Subsidiary. As a condition to the Acquisition, the Company's directors prior to the transaction are required to appoint Squyres and Hargreaves as members of the Company's Board of Directors. Larry Mayle and Roger Miller, the Company's current members of the Board of Directors, will resign effective as of the appointment of Squyres and Hargreaves.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Messrs. Squyres and Hargreaves.

         The information contained in this Information Statement concerning Caiban and Messrs. Squyres and Hargreaves has been furnished to the Company by Caiban. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

         The Common Stock is the only class of voting securities of the Company outstanding. As of April 23, 2002, there were 48,908,864 shares outstanding and entitled to one vote per share. There are no shares of Preferred Stock of the Company outstanding.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

o each person known to beneficially own more than five percent of the Common Stock;
o each director of the Company (including proposed directors); and
o all directors and executive officers as a group.


Name and Address                                          Shares of             Percent
of Beneficial Owner                                  Common Stock               of Class

Steven D. Hargreaves                                  19,000,360                  38.9%
c/o Genesis Partners
1920 Main Street, Suite 980
Irvine, CA 92614

Shannon T. Squyres                                    19,000,360                  38.9%
c/o Genesis Partners
1920 Main Street, Suite 980
Irvine, CA 92614

Larry Mayle                                           2,757,707                   5.6%
39012 Carriage Way
Palmdale, California 93551

All officers and directors, after
  completion of the Acquisition (2 persons)          38,000,720                  77.7%
-----------------------

Directors And Executive Officers

         The following sets forth the name, age and positions, of the Company's officers and directors prior to the Acquisition. Also set forth below is information as to the principal occupation and background for such persons.

         Larry Mayle co-founded eNexi and has served as its Co-Chairman and Chief Executive Officer since its formation in May 1999. In August of 2000, Mr. Mayle was appointed Chief Financial Officer of eNexi. During the five years prior to co-founding eNexi, Mr. Mayle owned and managed Rally Chevrolet and other General Motors' dealerships in Southern California, where he developed automated management systems for the operation of his dealerships. Mr. Mayle holds a Bachelor of Science degree from the University of Southern California.

       Dr. Roger LeRoy Miller co-founded eNexi and has served as its Co-Chairman and President since its formation in May 1999. During the five years prior to founding eNexi, Dr. Miller owned and managed Unicor, Inc., a Florida corporation that provides manuscripts and marketing materials for college textbooks in economics, business law and political science. Through Unicor, Dr. Miller developed interactive CD-ROM and Web-based educational systems for several publishers, including HarperCollins, West and McGraw-Hill. Dr. Miller holds a Ph.D. in economics and business from the University of Chicago and a Bachelor of Arts degree in economics from the University of California at Berkeley.

Appointment of New Directors

         The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Steven
D. Hargreaves and Shannon T. Squyres to be appointed to the Board of Directors. Set forth below is certain information with respect to Messrs. Hargreaves and
Squyres:

         Steven D. Hargreaves, 43, will become a director, Chief Financial Officer and President of the Company. From 1993 to the present, Mr. Hargreaves has been a Managing Director of Genesis Partners, an investment management firm involved in all aspects of equity investments. Prior to joining Genesis Partners, Mr. Hargreaves was employed as an equity research analyst for Dean Witter Reynolds from 1992 to 1993. Mr. Hargreaves began his professional career as a Certified Public Accountant having worked for firms Arthur Andersen and Ernst & Whinney. Mr. Hargreaves graduated from the University of Southern California in 1991 with a Masters of Business Administration concentrating in Finance and from California State University, Long Beach in 1983 with a Bachelor of Science in Business Administration.

         Shannon T. Squyres, 42, will become a director, Chief Executive Officer and Secretary of the Company. Mr. Squyres has worked in the financial industry for over 19 years and brings a wide range of expertise to the firm with extensive experience in corporate finance, investor relations and press relations. Before founding Market Pathways Financial Public Relations in 1987, he was a partner and director of stockbroker relations for the Newport Beach, CA firm of Investor Communication Systems where he established and organized regional offices in Chicago, New York, Portland and San Francisco. Mr. Squyres has worked with companies in such diverse industries as: automotive airbags, military ordnance, dental supplies and services, specialty medical products, energy efficiency services, steel manufacturing, cable television operations, entertainment and multimedia production, sports franchising, mortgage banking, educational products and services, snack foods, pet products, consumer electronics, and computer software, hardware and services. He earned his B.A. in Communications/Public Relations from California State University, Fullerton.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended September 30, 2001, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION REVIEW

                                                                                                              Long Term
                                                                                                            Compensation
                                                                                                               Awards/
                                                                                                             Securities
                                                                           Annual          All Other         Underlying
 Name and Principal Position             Year        Salary ($)            Bonus         Compensation        Options(#)
Larry Mayle
   Chief Executive Officer,
   Chief Financial Officer &
   Co-Chairman                           2001        $127,500               --                --                  --
                                         2000        $110,625               --                --                  --
                                         1999              --               --                --                  --
Roger Miller                             2001              --               --                --                  --
   President, Co-Chairman
                                         2000              --               --       $10,000 (1)                  --
                                         1998              --               --                --                  --
----------------

(1) Represents a $10,000 payment for services rendered paid to Unicor Inc., a consulting company beneficially owned by Mr. Miller.

Employment Arrangements

         On May 19, 2000, we entered into one-year employment agreements with Messrs. Mayle and Miller providing annual salaries of $180,000 and $120,000 respectively, and other customary benefits and provisions. Payments on both of these agreements have been suspended as of September 15, 2001.

Option Grants

         No option grants were made to the named Executive Officers during fiscal year ended December 31, 2001. No option exercises were made by the named Executive Officers during fiscal year ended December 31, 2001, and no executive officer held unexercised options as of that date.

Employee Stock Option Plan

         Our Board of Directors adopted the 2000 Employee Stock Option Plan. Under the 2000 plan, 1,500,000 shares of common stock have been authorized for issuance as Incentive Stock Options or Non-Incentive Stock Options. The 2000 plan anticipates qualifying under Section 423 of the Internal Revenue Code of 1986, as an "employee stock purchase plan." Under the 2000 plan, options may be granted to our key employees, officers, directors or consultants.

         The purchase price of the common stock subject to each Incentive Stock Option shall not be less than the fair market value (as determined in the 2000
Plan), or in the case of the grant of an Incentive Stock Option to a principal stockholder, not less that 110% of fair market value of such common stock at the time such option is granted. The purchase price of the common stock subject to each Non-Incentive Stock Option shall be determined at the time such option is granted, but in no case less than 85% of the fair market value of such shares of common stock at the time such option is granted.

         The 2000 plan shall terminate 10 years from the earlier of the date of its adoption by the Board of Directors or the date on which the 2000 plan is approved by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon, and no option shall be granted after termination of the 2000 plan. Subject to certain restrictions, the 2000 plan may at any time be terminated and from time to time be modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the State of Delaware.


                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENEXI HOLDINGS, INC.



                                          By:  /s/Larry Mayle
                                                  Larry Mayle,
                                                  Co-Chairman,
                                                  Chief Executive Officer, Chief
                                                  Financial Officer